UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					726,900 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,300,600 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,300,600 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					9.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					573,700 (See Item 5)


				8 	SHARED VOTING POWER
					726,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,300,600 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,300,600 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					9.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					726,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,300,600 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,300,600 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					9.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 4 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,300,600 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $16,945,654.36 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC has written a letter to the Chairman and CEO, Harry J. Phillips, Jr. The purpose of the letter was to respond to Mr Pillips' letter dated August 25, 2004.

The letter is contained in Exhibit 2.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 726,900 of the Shares and sole disposition power with respect to 1,300,600 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 573,700 of the Shares and shared voting power with respect to 726,900 of the Shares disposition power with respect to 1,300,600 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 726,900 of the Shares and shared disposition power with respect to 1,300,600 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
7/7/04		12,000			13.98
7/8/04		5,600			13.95
7/13/04		4,900			14.35
7/21/04		4,800			14.25
7/28/04		16,800			12.81
8/5/04		10,000			12.96
8/12/04		25,000			12.25
8/30/04		10,000			12.00
8/31/04		80,000			12.01

JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
7/6/04		26,700			13.62
7/7/04		10,300			14.05
7/8/04		29,100			13.98
7/28/04		25,000			13.00
8/2/04		6,000			13.24
8/3/04		11,500			13.28
8/4/04		5,400			13.25
8/5/04		35,000			13.00
8/6/04		15,000			12.57
8/12/04		10,000			12.28
8/16/04		100			12.25
8/17/04		200			12.25
8/19/04		2,000			12.12
8/23/04		1,300			12.00
8/30/04		10,100			12.00
8/31/04		90,000			12.01

MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
7/6/04		5,000			13.36
7/8/04		25,000			14.01
7/9/04		3,100			14.05
7/14/04		2,800			14.30
7/15/04		1,700			14.32
7/16/04		14,700			14.35
7/19/04		20,000			14.24
7/28/04		2,200			12.45
8/5/04		10,000			12.97
8/6/04		10,000			12.50
8/11/04		300			12.10
8/12/04		3,400			12.25
8/30/04		5,000			12.00
8/31/04		61,200			12.01


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Joint Filing Agreement
	Exhibit 2.	Letter to Harry J. Phillips, Jr.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated September 1, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: September 1, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC



EXHIBIT 2

LETTER TO HARRY J. PHILLIPS, JR.

September 1, 2004

Harry J. Phillips, Jr.
Chairman and CEO
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027

Mr. Phillips:

This letter is written in response to your letter dated August 25, which was filed in Cornell's 8-K on August 27. Not surprisingly, to date you have refused our requests and refused to call a special shareholder's meeting to allow the owners of the company to assert control over their investment.

An evaluation of Cornell's performance during your tenure as CEO and Chairman reveals that you, the board, and your management team lack the ability to deliver value to shareholders through the consistent execution of a business plan. I do not believe that you are in a better position than the owners of the company to decide what is in their best interests, regardless of the information you have as an insider. Our view, as you know, is shared by numerous shareholders, as evidenced by the 37% of votes that were withheld from you in the recent election. These votes were withheld both before your latest string of financial and operational disappointments and before Pirate Capital took its activist stance, (we are currently the second largest shareholder controlling 9.8% of the company). Many shareholders have written to you and voiced their concerns during past conference calls. Many additional shareholders were unable to speak on the last conference call because it was abruptly ended. In light of the current circumstances, I consider any written correspondence you have received from shareholders to be material, requiring an immediate 8-K filing.

In your letter, you state that we have not tried to learn of the steps that the board has taken to explore the company's strategic options. This is not true. I have been contacted repeatedly by interested strategic and financial buyers. These buyers have consistently stated that their direct dealings with Cornell have lead them to conclude that the management team is entrenched and that the company is not for sale. They have also indicated their desire to bid on the company once a formalized process is under way. It is important for you and the board to realize that multiple independent parties have provided us with consistent accounts of their dealings with you. I am inclined to believe these parties and find your statements disingenuous given your record of failing to deliver on your public statements and assurances.


Do not underestimate the amount of due diligence that we have conducted. We have spoken with current and former employees, shareholders, investment bankers, competitors, consultants, and interested buyers, some of whom have signed confidentiality agreements with Cornell in the past. Incidentally, we have not accepted your offer to execute a confidentiality agreement because we do not want to inhibit our ability to purchase stock or speak publicly.

Further, your claim that we have proposed a "fire sale" is a material misstatement of the facts. We have proposed that you retain an investment advisor to assist in the sale of the company. As you know, a typical sale process can easily take 5 to 9 months. This process should be initiated now, regardless of the status of projects such as Moshannon Valley, which should be resolved within this time frame. As an indication of the interest in Cornell's assets and the timeliness of exploring its sale, one of several strategic buyers has conveyed to us that they are willing to make a scaled bid that is tied to the success of important projects that you have been unable to finalize. If you are concerned that the sale of the company would put the directors at risk of breaching their fiduciary duties, the best way to eliminate this risk is to ask shareholders to vote on the matter.

You have refused to redeem the poison pill, stating that the rights plan permits the board to protect the stockholders against an otherwise unfair transaction. The board has demonstrated its inability to preserve shareholder capital and protect them from the repeated failures of management. The redemption of the poison pill will not only send a clear message to shareholders that you are open to a change of control transaction, but will also enable shareholders to better protect themselves through greater levels of ownership.

You state that the board believes that actively shopping the company is not in the best interest of the company's stockholders and that the board and management are well informed about the potential market transactions available to Cornell. This response misses the point entirely. We are the owners of the company, you work for us, and we want the company sold. If this is unclear in any way, take your own poll of shareholders or put the matter to a vote. No announcement regarding layoffs or new contracts will restore the shareholder confidence that you have eroded. In short, you have made the ultimate removal of the entire board and management team an easy task for an activist investor.

You contend that I have submitted no proposals. This is not true. I have already proposed that Cornell take the following actions:

1)	Rescind the poison pill;
2)	Retain an investment advisor to sell the company; and
3)	Remove Harry Phillips as CEO and Chairman of the Board.

Your letter dated August 25 certainly serves as a response to my proposals, albeit not the response I was hoping for. To be clear, I initially called for a full board meeting to discuss Pirate Capital's proposals. You refused this request. Unfortunately, the board's stated willingness to "listen very carefully" is meaningless to shareholders because the directors are apparently unwilling to take appropriate action.

You state that the directors are working diligently towards improving the company's ability to execute its business plan. Why has execution been such a problem for you? Perhaps your ability to execute is hindered by the many other responsibilities and conflicts that prevent you from focusing entirely on Cornell Companies.

According to publicly available information, in addition to acting as the CEO and Chairman of the Board of Cornell Companies, you also hold the following positions:

President of Timberlake Interests, Inc.
President of Phillips Investments, Inc.
Director of Conservatek Industries, Inc.
Director of Aeriform, Inc.
General Partner of ECOL Partners
Trustee of Washington and Lee University
Director of the Metropolitan YMCA of Greater Houston

I applaud your philanthropic efforts, however, it is troubling that you have actively maintained these positions and helped raise large amounts of capital for non-profit organizations, including over $242 million for Washington and Lee's recent capital campaign, while Cornell's operations have deteriorated. In May of this year, you actually started your term as a trustee of Washington and Lee shortly after Cornell announced poor results for the first quarter.
It is hard to believe that the many positions you hold have not resulted in significant demands on your time, hindering your ability to focus on the creation of value for Cornell shareholders. Cornell needs a full-time CEO.

Additionally, why is Marcus Watts still on the board? According to company documents, legal fees paid to Locke Liddell & Sapp LLP, at which Marcus Watts is a partner, were approximately $1.1 million, $1.5 million and $2.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. The conflict of interest between Marcus Watts and the shareholders of Cornell that is currently disclosed as a related party transaction is completely unacceptable. I challenge you to find a respected corporate governance expert that would recommend that your outside counsel serve as a member of the board. Your failure to either remove Marcus Watts from the board or retain a different law firm to act as outside counsel, even after the escrow fiasco, and 35% of the votes being withheld from him in the last election, shows that you are more concerned about your relationship with Marcus Watts than enforcing good corporate governance practices.

What possible incentive does Marcus Watts have to support the maximization of shareholder value through the sale of the company? As a partner at his firm, Mr. Watts has an interest in every single hour that a Locke Liddell associate bills to Cornell. When Cornell is sold, both Locke Liddell and Marcus Watts will suffer financially, assuming the buyer retains a different law firm. The fact that the related party in this transaction is an attorney intensifies the conflict as Marcus Watts and Locke Liddell benefit financially from all transactions and even corporate problems that require the services of outside counsel. The perverse truth is that Marcus Watts and Locke Liddell can benefit financially from the destruction of shareholder value. While Marcus Watts has a fiduciary duty to the shareholders of Cornell, the benefit he will receive from the continued independence of Cornell, regardless of the value a sale would generate for its owners, makes his position as director inappropriate.

In addition to the proposals that you have not accepted, I propose that Cornell take the following actions:

4)	Release all communications received from shareholders in one or several
	8-K filings;
5)	Immediately remove Marcus Watts from the board;
6)	Schedule a special shareholder meeting to vote on whether the company
	should be sold;
7)	Terminate all plans to make additional acquisitions;
8)	Separate the role of CEO and Chairman; and
9)	Appoint an interim CEO to get the company sold.

I want to make clear to you why the company should be sold now versus later. This is not a case of a great management team suffering through an industry downturn. The private corrections industry fundamentals are strong and Cornell's competitors have performed well. Looking at the equity returns of the top three companies in the industry over the last 12 months according to Bloomberg, Corrections Corporation of America has gained 51%, The GEO Group has gained 8%, and Cornell Companies has lost 25%. Why should anyone expect a CEO that has overseen the destruction of so much shareholder value to be able to turn things around now?

Mr. Phillips, you are simply too close to this situation. Your failure to take action to protect shareholder capital has resulted in the erosion of shareholder confidence in your ability to be successful going forward. Your fiduciary duty will be best fulfilled by turning Cornell's assets over to a more efficient operator of the business.

A company that relies on new contracts for a significant portion of its incremental earnings will almost always be in the process of negotiating or finalizing a new contract. This is no excuse to perpetually delay the sale of the company. The due diligence process can be initiated at the same time that measures are taken to reduce expenses and finalize current contracts. You mentioned on the second quarter conference call that notification of the final approval of the modified contract with the BOP for Moshannon Valley would be received shortly. While we have heard nothing additional from Cornell, certainly you expect this news within the time frame that a sale process could be completed.

We envision a focused sale process that is limited to only the most qualified buyers. This process will provide a market test on valuation and contract terms, a staged information flow, and follow a stable timeline. The first step will involve the retention of an investment advisor. Within the first six weeks that a sale process is agreed upon, the advisor will be able to collect information, conduct relevant due diligence, prepare an offering memorandum and create a list of potential buyers of the business. Within 3 to 4 months, the advisor could contact potential buyers, distribute the offering memorandum, receive preliminary indications of interest, evaluate indications and select 2nd round participants. By the end of six months, meetings with buyers and data room visits could be completed. Draft purchase agreements could be distributed to potential buyers, due diligence could be completed by buyers and final bids could be submitted. The last four weeks of the process would be dedicated to the evaluation of final offers, the negotiation and execution of a final purchase agreement, and ultimately the closing of the transaction. This timeline would probably take anywhere from 5 to 9 months and should begin today.

Current market conditions favor M&A transactions; there is a tremendous amount of private capital seeking investment; and interest rates are still extremely low. This is the ideal time for value to be realized for Cornell's owners through the sale of the company. I urge you and the board to act now.


Sincerely,




Zachary George
Pirate Capital LLC


CC: Board of Directors